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                                Filed by The PNC Financial Services Group, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                      Subject Company:  United National Bancorp
                                                  Commission File No. 000-16931

         The following is the transcript from a conference call for investors that took place on October 16, 2003 in connection with financial results for The PNC Financial Services Group, Inc. for the third quarter 2003.



Bill Callihan:      Good morning and welcome to today's conference call for The
                    PNC Financial Services Group. Participating in the call this morning will be PNC's Chairman and Chief Executive Officer,
                    Jim Rohr and Bill Demchak, the company's Vice Chairman and
                    Chief Financial Officer.

                    As a reminder, the following comments contain forward-looking information. Actual results or future events could differ - possibly materially - and due to a variety of factors including those described in this call and today's earnings release and supplementary financial information and in our 2002 Form 10-K and other SEC reports.

                    These statements speak only as of October 16, 2003 and PNC undertakes no obligation to update them.

                    The following comments also include a discussion of non-GAAP financial measures, which is qualified by the GAAP reconciliation information included in our earnings release, financial supplement, and other documents available on our web site at www.pnc.com in the Investor section.

                    Now let me turn over the call to Jim Rohr.



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Jim Rohr:           Thanks, Bill, and welcome to everyone joining us this
                    morning. Let me begin by saying that overall we're very pleased with our performance. Most importantly, our reported earnings exceeded Street expectations and our asset quality remained stable with non-performing assets and non-performing loans both lower than the previous quarter.

                    I'd also like to point out a few other notable achievements from the quarter. The Federal Reserve Bank of Cleveland and the Office of the Comptroller of the Currency lifted our written agreements - confirming the quality of our governance and risk management programs. And Moody's recognized this progress just yesterday by affirming our debt ratings with a positive outlook.

                    We also earned recognition from Information Week for our premier technology platform and from Working Mother Magazine for the strong culture our employees have ingrained throughout the company. So we're pleased that we were recognized for success on a number of fronts.

                    But let me now turn to the fact that our team remains focused on executing our growth strategies. In the third quarter we expanded our customer base and grew consumer demand deposits 18% - two key elements of our plan. However, weak loan demand and general economic conditions have dampened our overall business results in what has been a historically low interest rate environment.

                    We could have boosted our short-term revenue by betting the balance sheet and extending the duration of our portfolio, but that goes against our risk management philosophy, so we didn't. Bill Demchak will provide some more detail about these items in a few moments.


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                    But first let me highlight some of our broader
                    accomplishments and comment on the strategic significance of each. As you know, our vision is to become a premier financial services marketing company, one defined by high-return business mix, above average growth, and moderate risk profile. How are we going to get there?

                    Well many of you are familiar with the four key elements of the plan. One is to expand our deposit group and banking franchise. Two is to grow our asset management and processing businesses. Three, to leverage our core operating platform and customer base to enhance efficiencies and our growth prospects. And four, to manage this process through best-in-class corporate governance, financial discipline, and risk management.

                    We've taken a number of actions so far this year, particularly in the third quarter, that have helped us to make progress against these three objectives.

                    As I mentioned, we've developed a successful banking model. It continues to grow our targeted customer base and is generating high returns and great cash flow and we're focused on expanding it. As I've mentioned, as Bill will talk in a moment, we've increased demand deposits 18% on an annualized basis.

                    We recently announced also the opportunity to acquire United National as well as to open offices in 40 Stop-and-Shop locations in New Jersey. This will broaden our presence in that state and give us an opportunity to add thousands of core customers, private banking as well as business customers, in markets that are extraordinarily wealthy and rapidly growing.

                    We remain on schedule with our planning for the United National acquisition and we anticipate a January close.


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                    Now with both PNC Advisors and PFPC, we continue to focus on operating leverage. PNC Advisors is working to streamline operations and to grow its client base, which is the real challenge in this business.

                    To help with the latter we have re-engineered our sales platform. We have a cost reduction program in place. And at the end of the quarter we launched a very attractive managed account product.

                    At PFPC - there they continue to gain momentum. We had one of the best quarters in terms of new customer acquisitions and the pipeline remains strong. And we also continue to invest in this business, acquiring AdvisorPort, the robust, technology-driven managed account platform in which we have a significant presence.

                    To concentrate on our highest return segments we also divested our retirement services business. I would also like to point out that PFPC is on pace to exceed the $50 million in cost savings we targeted by the end of the year and that's before taking into account the sale of the retirement business.

                    BlackRock continues to drive premium growth. Some of you may have listened to Larry last night on his call - the fixed income performance of BlackRock continues to be extraordinary.

                    And since the beginning of the year we've also strengthened our equity capabilities there. We've acquired a fund-to-funds manager and expanded BlackRock's private client sales and marketing capabilities.

                    I'm confident that our businesses will take advantage of these initiatives because we've provided a strong platform. We've dramatically enhanced our risk management organization over the last 18 months and you can see that in


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                    our performance. From a credit risk perspective, once again, asset quality remains stable. NPAs and NPLs were down as was our loan loss position. And we've built provisions. And we've built excellent reserve coverage relative to our peers.

                    Our technology platform also differentiates PNC in the marketplace. As I mentioned, last week Information Week ranked us first in financial services and number 19 overall in its annual list of 500 technology innovators.

                    When you combine technology with the risk management efforts, business mix and our extraordinary people, that's a platform from which we believe we can deliver above average growth over time.

                    Our strategies work together to provide us with great liquidity, a diverse revenue stream, and strong capital positions. We plan to maintain a disciplined strategy to managing capital and you know we're always - aspires to a total return approach. That includes investing in our businesses, as we're doing with the United National acquisition, and returning capital to our shareholders through dividend payouts and share repurchases. And as you know, our Board of Directors approved a 4% dividend increase only a couple of weeks ago.

                    These combined actions I think leave us well positioned to take advantage of growth opportunities just through executing our strategies and staying focused on the customer. And I'm confident in our team's ability to do just that in a recovering economy.

                    With that, I'll turn it over to Bill to discuss our earnings in more detail. Bill?


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Bill Demchak:       Thanks Jim. As you've seen, we reported net income of $281 million, or $1 per diluted share, for the third quarter. This generated a 17% return on equity. As is usually the case we had a few items that we would not consider to be part of our normal earnings stream.

                    In excluding those items, and they're detailed in the press release, normalized third quarter earnings were 95 cents per share, which is up from 94 [cents] in the second quarter and, importantly, it's up 8% from normalized results if you look back in the third quarter of 2002.

                    Now without question, the single largest impact on our third quarter disclosures was the early adoption of FIN 46. We began consolidating several variable interest entities, or VIEs, with assets and liabilities of approximately six and a half billion [dollars] on July 1 based on the original effective date of the standard and therefore we didn't need to take advantage of the FASB postponement.

                    Now this having been said, guidance on this subject continues to evolve and we will continue to pursue alternatives that would allow us to possibly de-consolidate some of these entities.

                    Consolidating the VIEs also increased various income and expense items, most of which are reversed in minority interest. And as you would expect, the comparability of many financial ratios were also impacted. In an effort to provide greater transparency pertaining to FIN 46, we provided a consolidating balance sheet and income statement on pages 18 and 19 of the press release.

                    Let's take a look at some of the factors that drove the quarter. First of all, business earnings were $291 million in the third quarter, which is a decline of



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                    $5 million when compared with the prior quarter. And the
                    primary reason for this decline was margin compression due to lower yields on earning assets. This impact was primarily felt in the regional community bank and was only partially offset by higher earnings in the wholesale bank.

                    It's important to note that while earnings are down in the RCB the decrease is primarily related to the repricing of securities and certainly is not due to a loss of clients or activity. We had another successful quarter in net client growth and as you will see, the growth in the home equity loans and average demand deposits speak for themselves.

                    On a consolidated basis, total revenue was over a billion four [$1.4 billion] on a reported basis, an increase of $121 million when compared with the second quarter. The impact of FIN 46 was $117 million and is primarily in other income. As expected in this low rate environment, spread revenue decreased but was more than offset by an increase in non-interest income.

                    Let's start off with net interest income. On a taxable equivalent basis in the third quarter it was $514 million, a decrease of $9 million when compared with the second quarter. The margin for the third quarter was 3.49%, or down 42 basis points, on a comparable basis.

                    Now we expect the NII and the margin to decline due to this low rate environment. And in the third quarter interest rates accounted for declines of $24 million in net interest income and 23 basis points in net interest margin on a linked quarter basis.

                    There were also two accounting-related impacts on net interest income, both of which are detailed in the press release and when combined accounted for a


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                    $15 million increase in NII but a 19 basis point decline in the margin on a linked quarter basis.

                    The first of these is related to FIN 46. Due to the BlackRock Funds and the commercial paper conduits we brought onto the balance sheet, spread revenue increased approximately $29 million. The second issue was related to FAS 150 and the reclassification of dividends on our trust preferred of $14 million from non-interest expense to interest expense.

                    As we indicated last quarter, we believe the second quarter's NII and margin were somewhat of an anomaly and frankly the more relevant comparison we believe is to the first quarter. In that case, if you exclude the impact of FIN 46 and the trust preferred, the change in NII was a decline of only $7 million and the margin narrowed by eight basis points.

                    On the asset front, average earning assets for the third quarter were $58.4 billion, an increase of $5.2 billion from the second quarter. And the consolidation of the VIEs accounted for substantially all of this increase and were recorded in other earning assets.

                    Home equity loans continued to be one of our best asset classes from a returning growth perspective and in this quarter average home equity loans increased 27% on an annualized basis.

                    On the wholesale banking side, average commercial and commercial real estate loans declined approximately $300 million when compared to the previous quarter principally due to soft demand and low credit utilization rates that remain in the mid-40s from our existing clients.


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                    But due to our customer focused approach, we are not seeing
                    - while we're not seeing net loan growth - we are pleased with the firm's client growth in the wholesale space from a future revenue generation perspective and we continue to see improved activity in the pipeline.

                    In the RCB our strategy of growing DDA households continued to be successful on several fronts. First we grew DDA relationships by 29,000 and average DDA deposits by $529 million, or 18% annualized on a linked quarter basis. And as we discussed before, building this deposit franchise reduces the firm's funding cost and provides us with a strong source of liquidity.

                    But just as important, a DDA account provides us with the opportunity to sell more products and services to those 66,000 new clients that we've added in the last 12 months. This quarter consumer fees and service charges on deposits increased 5% when compared with the same quarter a year ago.

                    As previously disclosed during the first half of the year we had an open position to falling interest rates. And with the backup in rates this quarter, we reduced that position by purchasing a combination of short-term securities and received fixed swaps.

                    Going forward in this historic low rate environment, we fully expect that net interest income for the industry will be under pressure as NII lags changes in interest rates and we are no exception.

                    Hopefully a simple example using the yield on the three-year swap rate will help illustrate this point. If you go back to June of 2000 the yield on the three-year swap was 7.2%. In June of 2003 it was 1.95% and today the yield is 2.75%.


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                    As a result of this decline, assuming you're not taking on more risk in leveraging your balance sheet, then the alternative is to replace maturing assets with assets that are more than 4% lower in yield.

                    At the same time with rates at these levels it would be difficult to offset this impact again by repricing your deposit costs lower. Therefore we think it's going to take time for the impact of the low rate environment to move through the system.

                    Now one factor that will mitigate this impact on PNC is our distinct revenue mix. Only 36% of our total revenues are spread-related, which is one of the lowest percentages in our peer group. While we have clearly had pressure on our margin, on a relative basis it should have less impact on our revenues overall.

                    Now let me turn quickly to asset quality. Both NPAs and NPLs declined this quarter when compared to the previous quarter, principally due to the continued liquidation of our held for sale loan portfolio, principal reductions, and a previously disclosed charge-off on our asset-based lending unit.

                    This quarter net charge offs were $63 million, which is unchanged when compared to last quarter. This quarter included a $28 million charge related to our largest non-performing asset-based lending credit that we mentioned last quarter and we substantially reserved for last quarter.

                    Net charge-offs to average loans were 73 basis points in the third quarter and our loan loss provision was $50 million or 58 basis points of average loans in the third quarter.


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                    I'm going to spend a second on our asset-based lending
                    portfolio. First, the credit we took a charge against this quarter is an outlier both in terms of size and structure. This is the largest single relationship we have in the business or had in the business and was supported more by its franchise value than a collateral value.

                    Approximately 99% of the performing credits in this business are underwritten based on the value of collateral with an average commitment size of just $16 million. Less than ten commitments exceed $35 million and represent only 5% of the portfolio.

                    And finally, the remaining NPAs in this business are modest in size. For example the second largest NPA in Business Credit is only $21 million, and is secured by accounts receivable and inventory.

                    When we evaluate all the various credit risk aspects of our total loan book, we remain comfortable with our asset quality position and believe it should remain stable or could possibly improve in the near term.

                    Turn for a second to non-interest income, in the third quarter non-interest income was $906 million, compared with $776 [million] in the second quarter. And excluding the items we identified in the normalized chart on page 16, and excluding $88 million associated with FIN 46, non-interest income was $795 million. This is an increase of 15% annualized when compared with the second quarter on the same basis, due to higher asset management fees, corporate services, and other income.

                    As you know, we've been focused on improving performance of PNC Advisors and PFPC. Revenues at Advisors grew 3% on an annualized linked


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                    quarter basis, excluding $76 million from consolidating the
                    Hawthorn Funds under FIN 46.

                    At PFPC, revenue growth was 13% on a linked quarter annualized basis, excluding the impact of the retirement services revenues from the comparison.

                    It's important to note that PFPC's operating margin for the quarter continued its upward trend and was 23%, which is a dramatic improvement when compared to the 17% just a year ago. And that excludes the $19 million facilities consolidation reversal we did in the third quarter of '02. The improved operating margin reflects a successful execution of the sales and efficiency initiatives we've been talking to you about for some time now.

                    On the corporate services side, revenues increased $18 million on a linked quarter basis and excluding the held for sale gains, the increase was $10 million and reflects a positive progress we are making with our wholesale bank strategy of adding or expanding fee-based activities in this client base.

                    As you know, while we don't count equity management gains or losses in our normalized earnings, it is positive to note that the losses were down $13 million when compared to the second quarter. And further, we believe that the valuation trends are finally beginning to stabilize and expect to see continued improvement in this area.

                    Let's move on to non-interest expense. These were $835 million in the third quarter, an increase of $20 million when compared to the second quarter of $815 [million]. That excludes the $120 million impact associated with the Department of Justice agreement and the related legal and consulting costs.




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                    The linked quarter expense increase reflects the following.
                    First, a $28 million increase as the result of FIN 46, $5 million related to staff and $23 million in other, a $22 million increase primarily associated with sales-based compensation, corporate governance, and community relations expenses.

                    These expense increases were partially offset by the reclass of $14 million in trust preferred dividends, $8 million reduction associated with a sale of the retirement services business, and the benefit of $8 million associated with our expense reduction initiatives.

                    And as you know as we previously mentioned, we have identified approximately $100 million in efficiency initiatives that should be in place by year-end. I'm very confident we'll accomplish this objective. As of the third quarter we have already realized approximately $66 million.

                    Finally in closing, I'd like to add a thought to what Jim has said about capital. As you've heard us say before, PNC uses economic capital to govern capital management and we support this by being well capitalized from a regulatory standpoint.

                    We ended the quarter with a strong capital position. The recent affirmation of our rating by Moody's confirms this. As Jim said, yesterday they moved us from negative watch to stable. I think Jim actually suggested they might have moved us to positive and while we aspire to get there we're not yet there today.

                    From a regulatory capital perspective, PNC's Tier One capital ratio is 8.2% on September 30. In the press release we detailed the impact on the firm's capital ratios related to adopting FIN 46. Even though we reclassed the trust


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                    preferred to debt it still counts as Tier One and I would
                    remind you that Market Street gets regulatory relief until April of next year.

                    Further, since we manage PNC based on economic capital we had already captured the amount of economic capital - or risk - required to support these VIEs and it was included in our capital management plan before we consolidated them.

                    In January we indicated that through the course of the year we would either have or would generate through earnings approximately $1 billion of excess available capital. So far this year we've deployed this capital by repurchasing almost 10 million shares that have cost us $452 million, agreeing to acquire United National for approximately 6.6 million shares of PNC stock and $320 million in cash, and finally the $87 million for the Department of Justice agreement.

                    And based on our analysis we ended the quarter with excess economic capital again and continuing to repurchase our shares clearly remands a value-added option.

                    Having said that given the blackout dates associated with the United proxy solicitation, I would expect the repurchase activity this quarter to be lower, when compared with the third quarter.

                    And with that I will turn the call back over to Jim for some closing comments before we take your questions.

Jim Rohr:           Thank you Bill. Before the closing comments we'd be happy to take any of your questions now.



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Bill Callihan:      Operator, could you give our participants the instructions for the questions please?

Operator:           At this time I would like to remind everyone in order to ask a question, please press Star then the number 1 on your telephone keypad.

                    Your first question comes from Tom McCandless with Deutsche Bank Securities.

Jim Rohr:           Hi, Tom.

Tom McCandless:     Good morning gentlemen.  How are you all?

Jim Rohr:           Well - yourself?

Bill Demchak:       Just great.

Tom McCandless:     Good, thanks. A couple of questions if I may - how much in the earning asset category do you still have in Fed Funds that you're rolling daily?

Bill Demchak:       It's zero.

Tom McCandless:     So all the excess liquidity has been deployed?

Bill Demchak:       Yes.

Tom McCandless:     Second question is, within the regional community bank, can you speak to some loan growth trends, one is the persistent decline in residential mortgage and the other is more on the commercial side.


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                    And I think last quarter there was some positive commentary about perhaps some reemergence of credit demand in small business and middle market and then I think PNC had an economic overview talking about a survey recently that talked about perhaps a promise of some uptick in activity. It did not appear to be manifested in the commercial loan volumes in that business unit this quarter. So a little additional guidance there.

                    And then the last question would be overall expectations for net interest income in the fourth quarter - up, down, sideways?

Bill Demchak:       A lot of linked questions. Why don't I start with just the question on residential mortgages. And just to remind you, we don't have a residential mortgage business where we originate and hold. So the bulk of the loans that you see in the RCB are either loans that were there that came from the business we sold over a year ago or loans that we purchased in whole loan form from other originators.

                    So in effect, trying to ascertain sort of client trends or volume trends from that line item is kind of a mistake because it's really a function of whether we chose to deploy liquidity there versus putting it in securities and so forth.

                    You know, I'd contrast that clearly to the home equity line item, which we are in the business of doing, and it's been growing substantially. Jim, maybe you want to comment on the small business loan growth and what we just got out of the economic survey.

Jim Rohr:           Yes, Tom, we just did finish the economic - the update of
                    the economic survey that we did in the second quarter. And the customers came back I think more positive - well, they were more positive than they were in March.


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                    I was surprised that they were as positive in March as they were. They were more positive today.

                    The confidence level were well in the 60s in terms of people who think that they will - and this is a survey of 2000 middle market and small business customers. Over 60% of them believe they will employ as many people and make more money over the next six months than they did before. So it's a positive outlook by our customers.

                    The one question that you asked is - and I think this is true nationally - is what are you expecting for growth in capital expenditures and borrowing requirements and, you know, that question comes up that there's just a modest amount of improvement, really. And I think the optimism is continuing to improve.

                    I think when we look at our business, our business is improving whether it's, you know, across virtually all of the businesses there's some growth - not robust as yet. So we're delivering our performance based upon modest growth, which is, you know, similar to the economy. Also taking some costs out and buying some of the stock back.

                    So given - and I think we're well positioned to the extent this economy continues to move - I think we're better positioned than others in terms of being able to participate in that because of the business mix that we have as you know Tom. Bill?

Bill Demchak:       Yeah, to answer the third part of your question on margin, you know, current thoughts for the fourth quarter - just in terms of dollar income as opposed to percentage margin - it ought to be roughly around flat.


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                    You know, as we mentioned, we closed off the position to
                    lowering rates and took advantage of the big backup that we had sort of through July. So that will, you know, in effect stabilize at least in the short term some of the trend we've seen and our margins falling off.

                    But we'll, you know, as we also said it takes a while to flush through what has been a three-year decline in rates. And so we'll face pressure into next year still.

Tom McCandless:     Just as a last follow up to Bill - to Jim's comment - is
                    there any evidence that you can give us, metrics, measures, etc., that shows that you've grown your commercial customer base in RBC?

Jim Rohr:           We have a modest amount of that information. We have
                    targeted - well, we have some detail on the regional bank that Bill gave you in terms of new households that we've brought onstream. We don't have - I don't have at hand right now - the increase that we have in the customer base on the commercial side. But we can get that back to you and put it in the release.

Tom McCandless:     Thank you.

Jim Rohr:           Next question please?

Operator:           Your next question comes from John McDonald with UBS.

Jim Rohr:           Hi, John.

John McDonald:      Hi, good morning. Bill, I wondered if you could give us your thoughts on the credit quality outlook for the fourth quarter.


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Bill Demchak:       You know, as I said sort of in the comments, we feel pretty comfortable about where we are and we expect asset quality to remain stable and, you know, if things hold some slight improvement going forward.

John McDonald:      Okay, and do you see further margin improvement possible at
                    PFPC?

Bill Demchak:       You know, to answer quickly, we do, and, you know, the
                    client momentum, and I'm sure Jim will want to comment on this - the client momentum there has been really strong. So the combination of the efficiency initiatives that continue to roll through their income statement plus client activity makes us feel pretty good about that business.

Jim Rohr:           I think John, we said at the beginning of the year that we had a $40 million cost initiative. We said in the second quarter we thought that we would move that to $50 [million].
                    And I think - I'm certain we'll be in excess of $50 million of cost saves in that business.

                    I mentioned that the new customers - and you've seen announcements whether it was Eaton Vance or Strong or others
                    - that we've been able to principal that we brought onstream in the third quarter or rolled forward with increased activity is important has been realized.

                    And I think you'll - this is the strongest pipeline that we have in place right now than we've had in years, quite frankly. So the combination of new business as well as the cost saves I think will increase the margin over the rest of the quarter.

                    Now that having been said, you know, new business takes a while to come on. Once you get the award it takes, you know, sometimes as long as six months


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                    before it comes onstream. So, but the announcement...I'd
                    rather have the announcements than not.

Bill Callihan:      Next question please?

Operator:           Your next question comes from Nancy Bush with NAB
                    Research, LLC.

Jim Rohr:           Hi, Nancy.

Nancy Bush:         Good morning gentlemen, how are you?

Bill Demchak:       Just great.

Jim Rohr:           Fine thank you, how are you?

Nancy Bush:         Good.

Jim Rohr:           Good.

Nancy Bush:         Can you just tell us, I mean, you're generating some pretty extraordinary rates of core deposit growth in the regional community bank. Sort of what is happening at the branch level, you know, to generate this kind of growth?

                    And secondly if I may ask Bill, does the downgrading to junk status of Pittsburgh debt have any impact on the investment portfolio or, you know, anything else to the company?

Bill Demchak:       We'll answer the second question first.  No it does not.

Nancy Bush:         Okay, thank you.


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Jim Rohr:           Somebody owns those bonds.  But we didn't buy them or
                    sell them.

Bill Demchak:       Somebody insured those bonds.

Jim Rohr:           Somebody insured those bonds.  In any event...

Bill Demchak:       Core deposit, do you want to...

Jim Rohr:           Yeah. The core deposit growth is the result of four
                    different initiatives. One being branch origination where we have a - as you know Nancy, we now have through our Genesis program have - all of our branches are Web-enabled and tied directly to our award-winning call center.

                    So when you think about the position that we have where we're the dominant ATM provider in the region combined with those two initiatives, the origination at the branch level is very good.

                    Add to that a workplace banking product that from the data that we have would show us as being ahead of our peers in origination and that's based - we also have a very strong position with universities in terms of new account growth there.

                    But last but not least, we inaugurated a thing almost two years ago now called Chairman's Challenge where we have our non-sales employees involved in referring business.

                    And over the last 18 months over 80% of our non-sales employees have referred and actually brought in new business to the company. And it's been perhaps the most successful sales program in the industry in the last 18 months.

                    So the demand deposits are our focus, you know, that's how you drive profitability. You not only get the spread on the demand deposits but you also get the ATM fees and the foreign charges and the debit fees - debit card fees - and the overdraft fees. And so it's been very successful for us and we're real pleased about how that initiative is working.

Bill Demchak:       The only thing I'd add Nancy is the $529 million growth in -
                    I guess RCB deposits - while we're extremely pleased with that I wouldn't straight-line trend that amount of growth.
                    Instead I would focus on the growth we've been able to maintain in households.

Nancy Bush:         All right, thanks very much.

Jim Rohr:           Next question please?

Operator:           Your next question comes from Brock Vandervliet with
                    Lehman Brothers.

Jim Rohr:           Hi, Brock.

Bill Demchak:       Good morning, Brock.

Brock Vandervliet:  Good morning. I was wondering if you could just comment on overall credit trends? I know Bill we've talked a bit offline about this in the past, what you're seeing going forward and what your level of confidence is that we could see some further relief in the provisioning line. Thanks.

Bill Demchak:       You know, no change from what we've been saying for a couple of quarters now, where, you know, our goal is sort of to get to a 45 basis point provision charge kind of line item.
                    We're working our way through that. You've seen us take over the last couple of quarters, you know, sort of one-off sizeable individual exposures charging those through.

                    But, you know, we feel comfortable that we can hit that sort of number through time. The trends are going in the right way. You know, and we feel pretty good about where we are.

Jim Rohr:           The flow on to not performing status has been reducing and again fell again this quarter. So we're pretty comfortable with that stable environment that Bill projected.

Brock Vandervliet:  Okay, and as a follow up on PFPC, you've talked about the cost savings that you're targeting. How visible will they be in terms of the stated expense line, or is that going to be buried by increases in expenses as business activity picks up?

Bill Demchak:       It's going to be pretty hard to pull out because both, you know, there's activity level expenses but there's also core investment that we've been making in some of the technology, you know, to build capacity away from the efficiency initiatives.

                    At some point, you know, we will actually try to break that out as we - maybe as we get toward the end of the year and sort of show the breakdown of spend and save within PFPC.

Jim Rohr:           You can look to the margin to some extent because, you know, the margin at this time last year was 17% and it's up significantly now.

Brock Vandervliet:  Okay, thank you.

Jim Rohr:           Next question please?

Operator:           Your next question comes from Mike Mayo with Prudential.

Jim Rohr:           Good morning, Mike.

Mike Mayo:          Hi. It looks like the assets were down at PNC Advisors, if you could just give some color on that?

Jim Rohr:           Well I think, you know, the PNC Advisors program has been
                    relatively stable to down for the last few quarters. And the initiative that we have there has been to work hard on the retention program and I think that's starting to come around and we put the new managed account platform in place which is a very competitive position.

                    Managed accounts have been the fastest growing part of private banking for the last few years and we frankly did not have a product in that space. And so with the addition of that, that I think is a very competitive product with a number of new managers being added, I think that positions us better than we have been before on the product side.

                    And the sales organization has been changed quite a bit and restructured, you know, because they frankly haven't been as productive as they should be in the last 18 months. So I think we've been - thirdly, not the last but not least, but the cost structure of the private bank I think was outsized and that's being addressed as we speak.

Mike Mayo:          Any metrics on that retention there? I know it's not new
                    news, but you said it's getting better.

Jim Rohr:           It's getting better.  It's significantly better than it was.

Mike Mayo:          Okay, and just a follow up to the other question about the
                    Pittsburgh downgrade. On a conference call with a credit analyst at one of the rating agencies, they thought that might be an issue from a secondary effect standpoint. In other words, to the extent that hurts other companies who you have dealings with. Is that something you're monitoring more closely even if you're not directly hurt by the downgrade?

Jim Rohr:           No, I don't - I don't think so. I'm not aware of any other company that might be hurt by the downgrade.

Mike Mayo:          Okay, thanks.

Jim Rohr:           I'd be interested in hearing if there was.

Bill Demchak:       We had a meeting yesterday Mike to go through various
                    iterations of what this may or may not mean and nothing really came out of it that causes us concern at this point.

Jim Rohr:           I'm very much involved with a committee here in Pittsburgh in order to, you know, stem the tide on that. And, you know, I'm confident that will be - we have a political process involved. So there are ways for the City of Pittsburgh to deal with this issue.

Mike Mayo:          Okay, thanks.

Jim Rohr:           Next question please?

Operator:           Your next question comes from John Kline with Sandler,
                    O'Neil.

Jim Rohr:           Hi, John, good morning.

Bill Callihan:      John?  Hello?

Operator:           That question has been withdrawn.

Bill Callihan:      Next question please?

Operator:           Your next question - I'm sorry, is from John Kline with
                    Sandler, O'Neil.

Jim Rohr:           Hi, John.

John Kline:         Good morning. I wasn't aware that I withdrew anything. But anyway, my question has to deal with non-performing assets.
                    Kind of just looking at it here, it doesn't seem as if you've got the same sort of kick that some of the other large regional banks did this quarter.

                    Kind of looking through the change in non-performing asset schedule that you have, I see that there were purchases of $42 million. It looks like it's the first time you've done that this year. Curious, you know, what that is. What's driving that?

Bill Demchak:       The bulk of that was the exercise by National Bank of Canada of the put on their business credit portfolio that we had been servicing. So we took on $36 million of non-accrual loans when they exercised that. I should mention we took them on at what we think is a very favorable price, so we're kind of pleased by that. But nonetheless they do show up in the non-performing asset line item. And that is specifically why you didn't see a larger drop quarter to quarter in our NPAs.

John Kline:         Yes, I mean, especially given that your largest
                    non-performer was resolved last quarter, right?

Bill Demchak:       Yeah, I mean, the trends are positive for the retained
                    portfolio. The thing that, you know, causes us to stand out sometimes is the fact that a disproportionate share of our portfolio is in Business Credit, which we like. But by the nature of that business you will have, you know, higher percentages of NPAs against our balances than sort of the unsecured sector.

                    In this particular quarter because we took on the NBOC portfolio we saw that sort of one-time jump of $36 million.

John Kline:         Okay, great.  Thanks.

Jim Rohr:           It's a good catch John because I want you to know that we're not in the strategic business of buying non-performing assets.

John Kline:         Right.

Bill Callihan:      Next question please?

Operator:           Your next question comes from Gerard Cassidy with RBC
                    Capital Markets.

Jim Rohr:           Good morning, Gerard.

Gerard Cassidy:     Good morning Jim. My question has to do with commercial
                    deposits. Have you guys seen any changes in the trends of your commercial customers and what they're doing with their excess liquidity? Are they drawing down on their deposits to possibly be a foreteller sign that maybe loan growth will be picking up next year?

Jim Rohr:           No, we really haven't seen much in the way of any trends
                    with terms of drawing that down. Our balance sheet doesn't really necessarily reflect all of the commercial activity because in order to have a particularly attractive lockbox operation and to a significant extent we sweep balances to the BlackRock Liquidity Fund.

                    So, you know, the amount of money that actually flows through here is significantly greater than what the balance sheet might reflect. But nonetheless we haven't seen a great deal of change in the activity.

Gerard Cassidy:     And the second question is it looks like you had an
                    unrealized gain in the securities portfolio of about $147 million at the end of the September period. Where is it now considering rates have changed a bit from that period?

                    And second, what's the best interest rate that we should be looking at to see whether that number will go up or go down?

Bill Demchak:       Good questions. I don't have a detailed number on the gain in the securities portfolio with me. It changed from the end of the quarter until now. It's still substantially a positive number. You know, I would think about sort of the three-year swap rate is the benchmark with respect to repricing our portfolio.

Gerard Cassidy:     Thank you.

Bill Callihan:      Next question please?

Operator:           Your next question comes from Denis Laplante with KBW.

Jim Rohr:           Good morning, Denis.

Denis Laplante:     Good morning Jim. I want to by the way compliment you on
                    your disclosure on FIN 46. It's the best I saw this quarter in a very confusing accounting adoption.

Jim Rohr:           Thank you.

Bill Demchak:       We enjoyed it.

Denis Laplante:     I bet you did. I had a couple of questions on - in the real estate finance line of business - your other income was up.
                    Is that securitization gains in the quarter?

Bill Demchak:       Yes.

Denis Laplante:     And how much were they versus the recent run rate?

Bill Demchak:       It's been trending up. I actually should clarify. They are in effect securitization gains but really what we do is sell the loans into some third party securitization. The end result is the same but the gains come through the sale as opposed to an outright securitization.

                    These have gone up from I think in the third quarter of '02 they were $5 million up to $15 million. This quarter they were maybe - they were $12 [million] - looking around the table here - $12 [million] last quarter.

                    I think they're running at above what we would consider a normal run rate. And a large part of that has to do with how wide credit spreads got back in, you know, third and fourth quarter of last year. And that's the pipeline of loans which are now being securitized to tighter spreads.

                    So they're $15 [million] this quarter. You know, I don't know that we can carry that sort of level on an ongoing basis. I think they're a little bit high just because of the swing we saw in credit spreads.

Denis Laplante:     Okay, so that's the $15 million number but there was also a
                    $29 million number in wholesale banking up from $13
                    [million] linked quarter - that was a huge increase. I was wondering what was that.

Bill Demchak:       Yeah, that's the held for sale gains.

Denis Laplante:     That's the held for sale gains.

Bill Demchak:       Yeah.

Denis Laplante:     Okay, good. In terms of the carry value of your NPAs versus contractual value, do you have a sense of what that is?

Bill Demchak:       You know, I don't off the top of my head on the overall
                    portfolio. But what I will say to you is that the residual in the held for sale book which is of course quite small today is marked, you know, at market but at substantial discounts to par. And the value that we took the NBOC loans on - which was this recent $36 million - was down in the sixties somewhere.

                    So they are just with respect to the loans that are in some sort of mark-to-market or marked when we took them on, they're at substantial discounts. And we have, you know, what we think is an appropriate reserve against the NPAs that come through the straight loan book.

Denis Laplante:     Okay. On PFPC if I may, you sold the business so your $188 million in revenues does not include roughly as I recall $7 million in business sales in the divestiture?

Bill Demchak:       Yes.

Denis Laplante:     Okay so you made up - so your numbers were flat. Was there a gain in those numbers at all from the business sale?

Bill Demchak:       The gain was sort of a rounding error.

Denis Laplante:     Okay, so it didn't even - it was less than a million.

Jim Rohr:           It wasn't a lot.

Denis Laplante:     Okay, okay. And one last question, and within your margin, how much of that was a premium amortization on securities?
                    And will that come back?

Bill Demchak:       Could you repeat that?

Denis Laplante:     In the securities book your net interest margin was probably influenced a little bit by some runoff or maybe it wasn't.
                    But the prepayments and then therefore your amortization of premium accelerated. Was the - have you been able to quantify that?

Bill Demchak:       I don't have that number off the top of my head. I'm sure we have it.

Denis Laplante:     I guess the point of the question is, is that a source of
                    rebound in margin linked quarter?

Bill Demchak:       I don't think it would be. Part of the issue, remember that the, you know, basically what you're suggesting are we buying mortgage securities at premium to par when we put them on the books. There is some of that but we buy such short dated stuff and sort of hybrid ARMs that the premiums aren't that large anyway. So I wouldn't look to that as being a big impact on our margin one way or the other.

Denis Laplante:     Okay, great. That's perfect. One last question, I am sorry -
                    I lied. I had one more. On security gains you've been allowing roughly about 3 or 4 cents a share to fall to the bottom line. In this quarter your operating number you call
                    95. It looks like there's 3 to 4 cents in securities gains that you did not exclude from that so your operating number will be less.

                    Given the tougher environment on gains and rising rates, you're going to have to make up for that. Are you confident you'll be able to do that?

Bill Demchak:       Yes. The, you know, I would tell you that there is no - it's not as if we sort of budget and say okay, we're going to, you know, we're purposely going to take $15 million in a given quarter.

                    Through the course of the quarter there's always some trading opportunity or something rich to something else. And we take advantage of it. And by and large it's come out to be kind of $15 million a quarter.

                    You know, going forward where we get into an environment with rapidly rising rates and so nothing has a gain, it wouldn't shock me if we had $15 million of losses a quarter. But having said that, in a rapidly rising rate environment, our margin and the economy and everything else will be doing better and we expect the company to do better.

Denis Laplante:     Thank you very much.

Bill Callihan:      Next question please?

Operator:           Your next question comes from Claire Percarpio with Janney
                    Montgomery Scott.

Jim Rohr:           Hi, Claire.

Claire Percarpio:   Hi. Two questions - one, do you continue to expect a
                    difference between operating earnings and reported and when do you think that will sort of quiet down?

                    And then second, I just want to ask on PFPC, if you could talk a little bit about the business wins in the pipeline, sort of what the pricing looks like, where you're winning the business. I'm sort of wondering if - are you losing ground in transfer agency and gaining ground in the sub-accounting? And are staff cuts in PFPC complete?

Jim Rohr:           Well let me try and take that backwards. The staff
                    reductions are pretty much complete and the roll forward effect of the cost saves will simply continue throughout the rest of the year and into next year. And so we've made an awful lot of progress in that space.

                    You know, we won fund accounting business in the last couple of - in the last nine months we've won two of the three largest fund accounting changes that have taken place in terms of Wells Fargo and Armada. And we continue to increase our activity in Eaton Vance, Strong, Principal.

                    Some of the new business is coming transfer agency, most of it in fund accounting. Fund accounting is a much higher margin business so we like that mix, quite frankly. And we really can't discuss the pipeline because we've got competitors maybe on the line as well. But we're very, very pleased with the position that we have with probably the strongest pipeline we've had in multi services across the board.

                    Last but not least, the sub-accounting business is doing extremely well. We are really - our product there is particularly dominant.

Bill Demchak:       I guess just to follow up on your question on normalized
                    versus reported earnings; you know, I guess we'd like to think through time that there would be less volatility between the two numbers but, you know, at the end of the day we're in the banking business and the banking business has risk in it. You know, every quarter there seems to be something.

                    We also within those two line items because in particular we separate out our equity management activities and a few other things that are sort of away from business volume type earnings. You'll probably always see some disparity between the two.

Claire Percarpio:   Thanks.

Bill Callihan:      Next question please?

Operator:           Your next question comes from Tom McCandless with Deutsche
                    Bank Securities.

Jim Rohr:           Hi, Tom, welcome back.

Tom McCandless:     Hi, I guess we're recycling here. Two questions broadly
                    speaking - is there any kind of early read you could give us with respect to re-upping or re-affirming cost initiatives for 2004, given that you've got some momentum here on that front this year.

                    And then the flip side of that is, is there any discussion or expansion of discussion that you could give us on initiatives related to cross-selling services across your various business units?

Jim Rohr:           Well the - two things. One is we're just in the process of doing the budget right now and, you know, all the excitement around cost savings usually takes place after the first round of that.

                    And I think, you know, everybody has their thinking cap on in terms of cost saves for next year. I would love to believe that the economy is going to come roaring back and the revenues will come flowing in so costs aren't important, but since I've been CEO that hasn't been true. So cost is something that we have to continue to focus on all the time.

                    And I think we will - I'm certain we will have a cost initiative in place kicking off next year in the budget process because that's turned out to be an annual event. And it should be, because we should become more and more efficient all the time.

                    In terms of cross selling, we have not disclosed a lot of data around that simply because the industry data is kind of unusual. But all of the growth that we have for example in the home equity loans are all with existing customers. I think that number is 23% or 24% this year growth in the home equity loans. So I think that is reflective really of how we're leveraging different customer bases in order to enhance other products.

Tom McCandless:     Thanks, Jim.

Bill Callihan:      We have time for I think one more question.

Operator:           Your final question comes from John McDonald with UBS.

Jim Rohr:           Yes, John.  Welcome back.

John McDonald:      Thanks. I think I got my answer. Bill, just a final thing on the valuation and judgments, this is the same question about the normalized versus the reported. What will drive your realization of further gains, net of valuation adjustments going forward?

Bill Demchak:       I'm not sure I follow the question.

John McDonald:      What determines, you know, whether you have those gains? Is that a portfolio that's still running down?

Bill Demchak:       The held for sale gains.

John McDonald:      Yes.

Bill Demchak:       Yeah, there's only - it's a portfolio running down. We have
                    $99 million left on it. You know, it's at the point in its life cycle where a lot of those gains are coming simply because things pulled apart, mature, or get refinanced. So we're selling outfits but other stuff is maturing.

John McDonald:      Okay.

Bill Demchak:       And we're just optimizing value, we're not, you know,
                    attempting to make so much one quarter or the next.

John McDonald:      Okay, that's been a big source of the difference between the normalized and the...

Bill Demchak:       Yeah.

John McDonald:      So that should go away over time.

Bill Demchak:       Well eventually it has to because there's only $99 million left.

John McDonald:      Okay, thanks a lot.

Bill Callihan:      Thank you.

Jim Rohr:           Well if there are no more questions I'd like just to thank everyone for joining us again. We're all pleased with our performance on a number of fronts in the third quarter. And
                    I like our position.

                    We ended the quarter with a strong balance sheet, a very good mix of businesses I think, and a plan that we're executing on - in terms of - to deliver growth to the shareholders. So right now it's about executing our strategies and staying focused on the customer.

                    Thank you for your support and we're confident that we can continue to deliver for you.